

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2024

Stuart Drummond
Interim Chief Financial Officer
CUTERA INC
3240 Bayshore Boulevard
Brisbane , California 94005

> **Re: CUTERA INC**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 000-50644**

Dear Stuart Drummond:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services